UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January, 2008.
Comission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Calle 50 No. 51-66
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

UNCONSOLIDATED NET INCOME OF PS 79,732 MILLION FOR THE MONTH OF DECEMBER 2007
TOTALING PS 804,261 MILLION FOR THE TWELVE MONTHS OF 2007*
Medellín, Colombia, January 22, 2007
Bancolombia S.A. (“Bancolombia”) reported unconsolidated net income of Ps 79,732 million during the past month of December.
During December, total net interest income, including investment securities amounted to Ps 190,896 million. Additionally, total net fees and income from services totaled Ps 79,006 million.
Total assets amounted to Ps 33.20 trillion, total deposits totaled Ps 21.13 trillion and BANCOLOMBIA’s total shareholders’ equity amounted to Ps 5.07 trillion.
BANCOLOMBIA’s (unconsolidated) level of past due loans as a percentage of total loans was 2.81% as of December 31, 2007, and the level of allowance for past due loans was 144.52% as of the same date.
Market Share
According to ASOBANCARIA (Colombia’s national banking association), BANCOLOMBIA’s market share of the Colombian financial system as of December, 2007 was as follows: 18.7% of total deposits, 21.5% of total net loans, 19.4% of total savings accounts, 22.3% of total checking accounts and 14.3% of total time deposits.
* This report corresponds to the unconsolidated financial statements of Bancolombia. The numbers contained herein are subject to review by the relevant Colombian authorities. This information has been prepared in accordance with generally accepted accounting principles in Colombia and is stated in nominal terms.

BANCOLOMBIA S.A.				Growth
BALANCE SHEET	As of			Dec07/Nov07		Annual
(Ps Millions)	Dec-06	Nov-07	Dec-07	$	%	%
ASSETS
Cash and due from banks	1,378,410	2,240,048	2,181,250	-58,798	-2.62%	58.24%
Overnight funds sold	552,522	757,872	1,300,330	542,458	71.58%	135.34%
Total cash and equivalents	1,930,932	2,997,920	3,481,580	483,660	16.13%	80.31%

Debt securities	4,514,991	3,606,492	3,852,076	245,584	6.81%	-14.68%
Trading	2,112,434	1,395,018	1,551,223	156,205	11.20%	-26.57%
Available for Sale	1,249,498	1,180,001	1,274,563	94,562	8.01%	2.01%
Held to Maturity	1,153,059	1,031,473	1,026,290	-5,183	-0.50%	-10.99%
Equity securities	876,283	1,173,653	983,796	-189,857	-16.18%	12.27%
Trading	2,478	187,949	8,335	-179,614	-95.57%	236.36%
Available for Sale	873,805	985,704	975,461	-10,243	-1.04%	11.63%
Market value allowance	-44,437	-29,868	-29,802	66	-0.22%	-32.93%
Net investment securities	5,346,837	4,750,277	4,806,070	55,793	1.17%	-10.11%

Commercial loans	13,511,829	17,491,797	17,411,943	-79,854	-0.46%	28.86%
Consumer loans	2,669,962	3,632,241	3,654,977	22,736	0.63%	36.89%
Small business loans	91,078	110,360	111,382	1,022	0.93%	22.29%
Mortgage loans	1,376,436	1,997,591	1,923,883	-73,708	-3.69%	39.77%
Allowance for loans and financial leases losses	-606,810	-853,657	-933,933	-80,276	9.40%	53.91%
Net total loans and financial leases	17,042,495	22,378,332	22,168,252	-210,080	-0.94%	30.08%

Accrued interest receivable on loans	197,655	286,348	305,561	19,213	6.71%	54.59%
Allowance for accrued interest losses	-8,288	-20,855	-23,144	-2,289	10.98%	179.25%
Net total interest accrued	189,367	265,493	282,417	16,924	6.37%	49.14%

Customers’ acceptances and derivatives	166,438	143,531	196,565	53,034	36.95%	18.10%
Net accounts receivable	355,054	291,017	403,158	112,141	38.53%	13.55%
Net premises and equipment	370,070	439,047	484,625	45,578	10.38%	30.95%
Foreclosed assets	16,567	8,016	7,656	-360	-4.49%	-53.79%
Prepaid expenses and deferred charges	26,261	48,561	52,271	3,710	7.64%	99.04%
Goodwill	40,164	14,814	12,509	-2,305	-15.56%	-68.86%
Other	464,118	244,955	167,811	-77,144	-31.49%	-63.84%
Reappraisal of assets	735,445	1,050,453	1,132,917	82,464	7.85%	54.05%

Total assets	26,683,748	32,632,416	33,195,831	563,415	1.73%	24.40%

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
DEPOSITS
Non-interest bearing	4,937,964	4,473,836	5,296,429	822,593	18.39%	7.26%
Checking accounts	4,475,036	4,143,122	4,816,714	673,592	16.26%	7.64%
Other	462,928	330,714	479,715	149,001	45.05%	3.63%

Interest bearing	13,806,018	16,327,167	15,832,665	-494,502	-3.03%	14.68%
Checking accounts	352,211	385,349	515,370	130,021	33.74%	46.32%
Time deposits	3,481,386	4,454,076	4,590,843	136,767	3.07%	31.87%
Savings deposits	9,972,421	11,487,742	10,726,452	-761,290	-6.63%	7.56%

Total deposits	18,743,982	20,801,003	21,129,094	328,091	1.58%	12.72%
Overnight funds	837,663	384,477	1,164,019	779,542	202.75%	38.96%
Bank acceptances outstanding	62,168	52,694	53,724	1,030	1.95%	-13.58%
Interbank borrowings	1,010,340	725,639	733,986	8,347	1.15%	-27.35%
Borrowings from domestic development banks	717,669	1,530,773	1,551,102	20,329	1.33%	116.13%
Accounts payable	746,176	1,641,398	1,287,010	-354,388	-21.59%	72.48%
Accrued interest payable	118,838	143,317	146,134	2,817	1.97%	22.97%
Other liabilities	268,124	251,168	326,911	75,743	30.16%	21.93%
Bonds	702,256	1,653,984	1,625,704	-28,280	-1.71%	131.50%
Accrued expenses	99,267	540,111	111,749	-428,362	-79.31%	12.57%

Total liabilities	23,306,483	27,724,564	28,129,433	404,869	1.46%	20.69%

SHAREHOLDER’S EQUITY
Subscribed and paid in capital	363,914	393,914	393,914	0	0.00%	8.24%

Retained earnings	1,811,308	3,030,285	3,110,017	79,732	2.63%	71.70%
Appropiated	1,228,943	2,305,756	2,305,756	0	0.00%	87.62%
Unappropiated	582,365	724,529	804,261	79,732	11.00%	38.10%

Reappraisal and others	1,194,210	1,509,663	1,592,129	82,466	5.46%	33.32%
Gross unrealized gain or loss on debt securities	7,833	(26,010)	(29,662)	-3,652	14.04%	-478.68%

Total shareholder’s equity	3,377,265	4,907,852	5,066,398	158,546	3.23%	50.01%

Total liabilities and shareholder’s equity	26,683,748	32,632,416	33,195,831	563,415	1.73%	24.40%

BANCOLOMBIA S.A.			Growth			Growth
INCOME STATEMENT	Accumulated		Annual	Month		Month
(Ps Millions)	Dec-06	Dec-07%		Nov-07	Dec-07%
Interest income and expenses
Interest on loans	1,896,467	2,703,612	42.56%	260,382	270,974	4.07%
Interest on investment securities	166,753	250,624	50.30%	17,010	20,437	20.15%
Overnight funds	29,049	58,100	100.01%	6,473	5,650	-12.71%
Total interest income	2,092,269	3,012,336	43.97%	283,865	297,061	4.65%

Interest expense
Checking accounts	7,797	16,880	116.49%	1,738	1,409	-18.93%
Time deposits	219,760	304,948	38.76%	31,829	32,016	0.59%
Savings deposits	264,087	457,703	73.32%	44,954	41,853	-6.90%
Total interest on deposits	491,644	779,531	58.56%	78,521	75,278	-4.13%

Interbank borrowings	95,536	62,103	-35.00%	3,026	3,523	16.42%
Borrowings from domestic development banks	55,193	70,439	27.62%	8,012	8,344	4.14%
Overnight funds	65,179	88,831	36.29%	4,998	7,133	42.72%
Bonds	75,866	92,459	21.87%	11,964	11,887	-0.64%
Total interest expense	783,418	1,093,363	39.56%	106,521	106,165	-0.33%

Net interest income	1,308,851	1,918,973	46.62%	177,344	190,896	7.64%
Provision for loan and accrued interest losses, net	(173,890)	(424,362)	144.04%	(20,702)	(84,767)	309.46%
Recovery of charged-off loans	64,879	63,490	-2.14%	4,955	6,281	26.76%
Provision for foreclosed assets and other assets	(34,132)	(27,556)	-19.27%	(8,129)	357	-104.39%
Recovery of provisions for foreclosed assets and other assets	81,511	70,462	-13.56%	11,800	10,830	-8.22%

Total net provisions	(61,632)	(317,966)	415.91%	(12,076)	(67,299)	457.30%
Net interest income after provision for loans and accrued interest losses	1,247,219	1,601,007	28.37%	165,268	123,597	-25.21%

Commissions from banking services and other services	83,167	112,252	34.97%	10,648	18,817	76.72%
Electronic services and ATM’s fees, net	85,049	73,972	-13.02%	6,496	7,687	18.33%
Branch network services, net	62,403	98,811	58.34%	8,449	9,234	9.29%
Collections and payments fees, net	74,708	112,617	50.74%	10,287	11,305	9.90%
Credit card merchant fees, net	8,150	19,572	140.15%	1,708	3,248	90.16%
Credit and debit card fees, net	238,898	257,131	7.63%	23,586	24,793	5.12%
Checking fees, net	60,261	66,885	10.99%	5,325	6,370	19.62%
Check remittance, net	11,040	10,316	-6.56%	851	959	12.69%
International operations, net	28,089	33,091	17.81%	2,617	2,955	12.92%
Total fees and other service income	651,765	784,647	20.39%	69,967	85,368	22.01%

Other fees and service expenses	(83,345)	(96,452)	15.73%	(7,305)	(6,362)	-12.91%
Total fees and income from services, net	568,420	688,195	21.07%	62,662	79,006	26.08%

Other operating income
Net foreign exchange gains	65,383	38,296	-41.43%	57,604	(24,969)	-143.35%
Forward contracts in foreign currency	48,787	139,700	186.35%	(45,294)	72,294	-259.61%
Gains(Loss) on sales of investments on equity securities	63,913	(13,254)	-120.74%	—	—	0.00%
Gains on sale of mortgage loan	14,371	7,304	-49.18%	2,983	3,464	16.12%
Dividend income	128,188	122,127	-4.73%	—	(1)	0.00%
Communication, rent payments and others	1,565	1,398	-10.67%	114	116	1.75%
Total other operating income	322,207	295,571	-8.27%	15,407	50,904	230.40%

Total income	2,137,846	2,584,773	20.91%	243,337	253,507	4.18%
Operating expenses
Salaries and employee benefits	555,075	608,013	9.54%	50,295	56,594	12.52%
Bonus plan payments	28,858	54,614	89.25%	5,290	13,158	148.73%
Compensation	5,680	22,244	291.62%	2,104	1,590	-24.43%
Administrative and other expenses	672,213	734,553	9.27%	64,702	48,295	-25.36%
Deposit security, net	57,331	40,673	-29.06%	3,057	3,446	12.72%
Donation expenses	22,479	11,129	-50.49%	33	10,725	32400.00%
Depreciation	80,042	76,861	-3.97%	6,840	6,944	1.52%
Total operating expenses	1,421,678	1,548,087	8.89%	132,321	140,752	6.37%

Net operating income	716,168	1,036,686	44.75%	111,016	112,755	1.57%
Merger expenses	35,779	—	0.00%	—	—	0.00%
Goodwill amortization	25,814	27,655	7.13%	2,305	2,305	0.00%
Non-operating income (expense)
Other income	160,795	95,582	-40.56%	6,513	16,290	150.12%
Other expense	(133,601)	(65,102)	-51.27%	(10,385)	(5,940)	-42.80%
Total non-operating income	27,194	30,480	12.08%	(3,872)	10,350	-367.30%
Income before income taxes	681,769	1,039,511	52.47%	104,837	120,800	15.23%
Income tax expense	(99,404)	(235,250)	136.66%	(30,963)	(41,068)	32.64%

Net income	582,365	804,261	38.10%	73,874	79,732	7.93%

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: December 22, 2008	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance